SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: July 9, 2004

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

Enclosed:

     News release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: July 9, 2004	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

July 9, 2004

IVANHOE RESPONDS TO BARRICK COMMENTS

VANCOUVER — Peter Meredith, Chief Financial Officer, Ivanhoe Mines, confirmed comments by Barrick Gold Corp. that discussions were terminated today for a potential joint development of the Oyu Tolgoi project in Mongolia.

In a communication earlier today between senior Barrick and Ivanhoe management, Barrick indicated its principal concern, as a gold company, was the copper weighting of the project as opposed to a view of the technical merits of the project.

Ivanhoe remains in ongoing discussions with numerous major international mining companies as well as Japan-, Korea-, and China-based mining and smelting organizations for the development of Oyu Tolgoi.

Information contacts
Investors: Bill Trenaman: +1.604.688.5755
Media: Bob Williamson: +1.604.688.5755

Forward-Looking Statements: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and Australian securities regulators. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The company does not assume the obligation to update any forward-looking statement.